MEMORANDUM

TO:	Division of Corporation Finance
Securities and Exchange Commission

FROM:	CenterPoint Energy Houston Electric, LLC
CenterPoint Energy Transition Bond Company IV, LLC

DATE:	December 2, 2011

RE:	CenterPoint Energy Houston Electric, LLC
CenterPoint Energy Transition Bond Company IV, LLC
Registration Statement on Form S-3
Filed November 2, 2011
File Nos. 333-177662; 333-177662-01

Set forth below please find the responses of CenterPoint Energy Houston Electric, LLC (“CenterPoint Houston”) and CenterPoint Energy Transition Bond Company IV, LLC (“Bond Company IV” and, together with CenterPoint Houston, “CenterPoint”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 23, 2011, with respect to the Form S-3 filed with the Commission by CenterPoint on November 2, 2011, File Nos. 333-177662 and 333-177662-01 (the “Registration Statement”). For your convenience, each response is prefaced by the text of the Staff’s corresponding comment in italicized text.

We have revised the base prospectus and the prospectus supplement in response to the Staff’s comments and have also made other related revisions and updating changes where appropriate. We have filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”). References in this letter to the prospectus supplement and the base prospectus are to those documents as contained in Amendment No. 1. Marked copies of Amendment No. 1 showing changes from the initial Registration Statement will be sent via overnight delivery to your attention as well.

General

COMMENT:

1.	It appears that CenterPoint Energy Transition Bond Companies I and II have not filed Form 10-Ds as required by Exchange Act Rule 15d-17. Refer to Exchange Act Rule 15d-17 and Form 10-D. Please explain to us how you are in compliance with General Instruction I.A.4 of Form S-3.

December 2, 2011	2

RESPONSE:

General

Each of CenterPoint Energy Transition Bond Company, LLC (fka Reliant Energy Transition Bond Company LLC) (“Bondco I”) and CenterPoint Energy Transition Bond Company II, LLC (“Bondco II”) are following reporting regimes under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to them at the time their registration statements became effective, as subsequently revised in the case of Bondco II by Staff input. These registration statements became effective prior to the applicability of Regulation AB. The rules and practices followed by these entities were the subject of previous SEC comment letters and discussions with the Staff, as is discussed below, and in both cases the practices are consistent with the discussions with the Staff and the practices reported on at the resolution of the comment letter process.

CenterPoint Energy Transition Bond Company, LLC (fka Reliant Energy Transition Bond Company LLC)

Our discussions with the Staff with regard to the filing obligations of Bondco I under the Exchange Act took place in the fall of 2007 and early 2008 after receipt of a comment letter dated September 12, 2007 from the Staff to Bondco I relating to Bondco I’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

As discussed with the Staff at such time, Bondco I’s transition bonds were issued in October 2001 a number of years before Regulation AB was adopted. Bondco I was one of the first issuers of electric utility transition bond securities, and it analyzed its filing obligations under sections 13(a) and 15(d) of the Exchange Act and researched available precedent. Based on the precedent afforded by the filings of other transition bond issuers and factors relating to the nature of Bondco I’s transition bonds and the transition property securing the bonds, Bondco I determined that filing Forms 10-K and 10-Q rather than using the modified reporting structure utilized by some ABS issuers who filed Forms 10-K and interim Forms 8-K, best provided its security holders with information that was material to them, including that describing Bondco I’s assets, collections, servicer activities and experience, payments on the transition bonds, transition charge “true-up” information and other financial information about Bondco I.

After extensive discussions with the Staff regarding the appropriate Exchange Act reports to be filed by Bondco I and upon agreeing to file the Section 302 Sarbanes Oxley certification required by the Staff’s February 21, 2003 Revised Statement: Compliance by Asset-Backed Issuers with Exchange Act Rules 13a-14 and 15d-14, the Staff completed its review of Bondco I’s Form 10-K and related filings. Please see the Staff’s letter dated January 28, 2008, a copy of which can be found on the Commission’s website at http://www.sec.gov/Archives/edgar/data/1098911/000000000008004845/filename1.pdf. It should be noted that in the discussions with the Staff relating to Bondco II discussed in the next paragraph, the Staff did not question the reports filed under the Exchange Act by Bondco I.

December 2, 2011	3

CenterPoint Energy Transition Bond Company II, LLC

Our discussions with the Staff with regard to the filing obligations of Bondco II occurred in 2009. Please see CenterPoint Houston’s Staff comment response letter dated November 12, 2009 that discusses prior discussions with the Staff. A copy of the response letter can be found on the Commission’s website at http://www.sec.gov/Archives/edgar/data/48732/000119312509231679/filename1.htm. As noted in the response letter and after extensive discussions with the Staff regarding the appropriate Exchange Act reports to be filed by Bondco II, Bondco II, in accordance with the Staff’s guidance and letter, files Annual Reports on Form 10-K and Current Reports on Form 8-K in lieu of Form 10-Ds. This approach was adopted to be consistent with a number of no-action letters that the Staff suggested would be a satisfactory approach for an ABS issuer that was not subject to the new ABS reporting regime.

Where You Can Find More Information, page S-26

COMMENT:

2.	We note that you will incorporate by reference any future filings which you make with the Commission “until we sell all the Bonds.” Please revise the prospectus supplement to conform to Item 12(b) of Form S-3, which requires the registrant to incorporate by reference all its subsequently filed Exchange Act reports “prior to the termination of the offering.”

RESPONSE:

We acknowledge the Staff’s comment and we have revised page S-26 of the prospectus supplement and page 112 of the prospectus to indicate that the registrants will incorporate by reference all of their subsequently filed Exchange Act reports prior to the termination of the offering.

The Sale Agreement, page 80

CenterPoint Houston’s Covenants, page 84

COMMENT:

3.	We note that the base prospectus does not describe a repurchase covenant by CenterPoint Houston to repurchase or replace an underlying asset for breach of a representation or warranty. Please confirm supplementally that the underlying transaction agreements will not provide for such a repurchase or replacement covenant. If there is such a covenant, then revise your disclosures to include bracketed information indicating that you will provide the disclosure required by new Item 1104(e) of Regulation AB, as applicable.

December 2, 2011	4

RESPONSE:

We respectfully advise the staff that the underlying transaction agreements, including the Transition Property Sale Agreement to be entered into by and between CenterPoint Houston and Bond Company IV, the form of which was filed as an exhibit to Amendment No. 1, will not provide for a covenant obligating CenterPoint Houston to repurchase or replace the transition property in the event of a breach of any of its representations, warranties or covenants regarding the transition property. We also respectfully direct the Staff’s attention to the risk factor titled “CenterPoint Houston’s indemnification obligations under the sale and servicing agreements are limited and might not be sufficient to protect your investment in the transition bonds” on page 25 of the base prospectus, which discloses the absence of such a covenant.

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Please contact Tim Taylor (713-229-1184) or Jason Rocha (713-229-1558) at Baker Botts L.L.P. if you have any questions about the above responses, or require any further information. We appreciate your prompt attention to this matter.